As filed with the Securities and Exchange Commission on October 1, 2004

Registration No. 333-118680

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

SEGA SAMMY HOLDINGS INC.

(f/k/a SEGA CORPORATION)
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
JAPAN
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

EMM-754463_3

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

EMM-754463_3

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2004, among SEGA SAMMY HOLDINGS INC., Sammy Corporation, SEGA CORPORATION, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among SEGA CORPORATION, Morgan Guaranty Trust Company of New York and The Bank of New York. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York,  on October 1, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for shares of common stock of SEGA SAMMY HOLDINGS INC.

By:

The Bank of New York,
 As Depositary

By:  /s/ Andrew J. Zelter

         Andrew J. Zelter

         Managing Director

Pursuant to the requirements of the Securities Act of 1933, SEGA SAMMY HOLDINGS  INC. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on October 1, 2004.

SEGA SAMMY HOLDINGS INC.

By:

/s/ Hajime Satomi
Name: Hajime Satomi
Title: Chairman, President and Representative
          Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on October 1, 2004.

/s/ Hajime Satomi Name: Hajime Satomi Chairman, President and Representative Director (principal executive, financial and accounting officer)	/s/ Hideki Okamura Name: Kenkichi Yoshida Director
/s/ Hisao Oguchi Name: Hisao Oguchi Vice Chairman and Director	/s/ Hideki Okamura Name: Hideki Okamura Director
/s/ Keishi Nakayama Name: Keishi Nakayama Senior Managing Director	/s/ Yasuo Tazoe Name: Yasuo Tazoe Director
/s/ Kiyofumi Sakino Name: Kiyofumi Sakino Managing Director	/s/ Yoshiharu Suzuki Name: Yoshiharu Suzuki Authorized U.S. Representative

Pursuant to the requirements of the Securities Act of 1933, Sammy Corporation has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on October 1, 2004.

Sammy Corporation

By:  /s/ Hajime Satomi
Name: Hajime Satomi
Title: Chairman, Representative Director and
          CEO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on October 1, 2004.

/s/ Hajime Satomi Name: Hajime Satomi Chairman, Representative Director and CEO (principal executive, financial and accounting officer)	/s/ Kiyofumi Sakino Name: Kiyofumi Sakino Managing Director
/s/ Toru Katamoto Name: Toru Katamoto Vice Chairman and Representative Director	/s/ Yoshiharu Suzuki Name: Yoshiharu Suzuki Managing Director (authorized U.S. representative)
/s/ Kenkichi Yoshida Name: Kenkichi Yoshida President, Representative Director and COO	/s/ Hideo Yoshizawa Name: Hideo Yoshizawa Director
/s/ Keishi Nakayama Name: Keishi Nakayama Senior Managing Director	/s/ Katsuya Kondo Name: Katsuya Kondo Director

Pursuant to the requirements of the Securities Act of 1933, SEGA CORPORATION has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on  October 1, 2004.

SEGA CORPORATION

By:  /s/ Hisao Oguchi
Name: Hisao Oguchi
Title: President, Representative Director
          and COO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated and on October 1, 2004.

Name: Hajime Satomi Chairman, Representative Director and CEO	* Name: Akira Sugano Director (principal financial and accounting officer)
* Name: Hisao Oguchi President, Representative Director and COO (principal executive officer)	* Name: Hideaki Irie Authorized U.S. Representative
Name: Yoshiharu Suzuki Managing Director
* Name: Hideki Okamura Managing Director
* Name: Yasuo Tazoe Managing Director

 * By: /s/ Akira Sugano

     Name: Akira Sugano

     As Attorney-in-fact for each of the

persons indicated

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of ____________, 2004, among SEGA SAMMY HOLDINGS INC., Sammy Corporation, SEGA CORPORATION, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2	Previously filed.
4	Previously filed.